UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 22, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2017 ANNUAL GENERAL MEETING AND

AMENDMENTS OF ARTICLES OF ASSOCIATION

The Board hereby announces the poll results of the AGM held in Shanghai, the PRC on Thursday, 21 June 2018.

Reference is made to the notice dated 27 April 2018 (the “Notice”) regarding the 2017 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 21 June 2018 (the “AGM”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Four Season Hall, 2/F, Shanghai International Airport Hotel ( 上海國際機 場賓館二樓四季廳 ), No. 368 Yingbin (1) Road, Shanghai, the PRC on Thursday, 21 June 2018.

Shareholders representing 9,990,745,537 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There was no Share entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote- taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2017.”	9,990,386,204 (99.9964%)	23,013 (0.0002%)	334,020 (0.0034%)

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2017.”	9,990,386,204 (99.9964%)	23,013 (0.0002%)	334,020 (0.0034%)

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2017.”	9,990,386,204 (99.9964%)	23,013 (0.0002%)	334,020 (0.0034%)

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2017.”	9,960,688,434 (99.8134%)	44,063 (0.0004%)	18,574,290 (0.1862%)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting as well as the auditors for internal control for the year 2018, and to authorise the Board to determine their remuneration.”	9,990,705,004 (99.9996%)	40,513 (0.0004%)	20 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

6.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)   Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)   Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

	9,895,239,412 (99.0780%)	92,078,283 (0.9220%)	1,292 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(d)   Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

(e)   Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/ or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)   Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(g)   Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i) To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(ii)  To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(iii)  To approve, confirm and ratify the acts and steps stated above taken by the company in connection with any issuance.

(iv) To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v)   To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi) To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii) To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii)To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.”

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

7.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i) the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued, allotted or disposed of;

	9,886,291,437 (98.9545%)	104,449,330 (1.0455%)	20 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  the Board has approved, executed, amended and made or procured to execute, make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii)  the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(b)   for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)  the expiration of a 12-month period following the passing of this special resolution; and

(iii)  the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

(c)   Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

8.

Special Resolution: “THAT, to consider and approve the resolution in relation to the amendments to the article in the Articles of Association:

The original Article 1 of the Articles of Association is as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

	9,990,655,604 (99.9996%)	41,163 (0.0004%)	20 (0.0000%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the Business License of the Company after merger is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company’

Article 1 of the Articles of Association shall be amended as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No. 140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the Business License of the Company after merger is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company”

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

PROFITS DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2017 AND CLOSURE OF REGISTER OF MEMBERS

2017 Profit Distribution for the year ended 31 December 2017

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that the Company will distribute a dividend of RMB0.051 per Share (tax inclusive) in cash (the “Final Cash Dividend”) for the year ended 31 December 2017. Based on the total share capital of 14,467,585,682 Shares of the Company, the total amount of cash dividend would be approximately RMB740.25 million (tax inclusive). Details of the distribution of 2017 final profits by the Company to holders of H Shares of the Company are set out below:

The Company will pay the Final Cash Dividend of RMB0.051 per Share (equivalent to HK$0.063 per Share) (tax inclusive) for the year ended 31 December 2017. The Final Cash Dividend will be paid to shareholders whose names appear on the register of members of the Company after the close of trading hours of the Hong Kong Stock Exchange on Monday, 2 July 2018.

The Final Cash Dividend payable to the Company’s shareholders shall be denominated and declared in Renminbi. The Final Cash Dividend payable to the holders of A Shares of the Company shall be paid in Renminbi while the Final Cash Dividend payable to the holders of H Shares of the Company shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated based on the average benchmark exchange rate of Renminbi against Hong Kong dollars announced by the People’s Bank of China for the calendar week prior to the declaration of the Final Cash Dividend at the AGM (RMB0.81575 is equivalent to HK$1.00).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Cash Dividend declared for payment to holders of H Shares. The Receiving Agent will pay the Final Cash Dividend on Tuesday, 24 July 2018. Relevant cheques will be despatched on the same day to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk. All holders of A Shares registered on China Securities Depository and Clearing Corporation Limited after the close of trading hours of the Shanghai Stock Exchange as at Monday, 23 July 2018 will be entitled to receive the Final Cash Dividend. The Final Cash Dividend is expected to be paid to the holders of A Shares on or around Tuesday, 24 July 2018.

Closure of Register of Members

In order to determine the holders of H Shares who are entitled to receive the Final Cash Dividend, the register of holders of H Shares of the Company will be closed from 27 June 2018 to 2 July 2018 (both days inclusive). In order to be entitled to receive the Final Cash Dividend (if approved), holders of H Shares of the Company whose transfers have not been registered must lodge the transfer documents and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited no later than 4:30 p.m. on 26 June 2018.

Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises

In accordance with the “Enterprise Income Tax Law of the People’s Republic of China (Revised in 2017)” (《中華人民共和國企業所得稅法 (2017 年修訂 )》) and the “Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (《中華人民共和國企業所得稅法實施條例》) and the “Notice of the State Administration of Taxation on Issues Relevant to the Withholding of Enterprise Income Tax on Dividends Paid by PRC Enterprises to Offshore Non-resident Enterprise Holders of H Shares” (Guo Shui Han [2008] No. 897) (《關於中國居 民企業向境外 H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》 ( 國稅函 [2008]897 號 )) promulgated by the State Administration of Taxation of the PRC on 6 November 2008, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non- resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders whose names appear on the register of members of H Shares of the Company. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes Shares registered in the name of HKSCC Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax treaties (arrangements), upon receipt of any dividends.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the register of members of H Shares of the Company which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire the Company to withhold the said 10% enterprise income tax, it shall submit a legal opinion that verifies its resident enterprise status issued by a PRC qualified lawyer (inscribed with the seal of the applicable law firm) to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 26 June 2018. The Company assumes no liability and will not deal with any dispute over income tax withholding triggered by failure to submit proof materials within the stipulated time frame, and holders of H Shares of the Company shall either personally or appoint a representative to attend to the procedures in accordance with the applicable tax regulations and relevant provisions of the People’s Republic of China.

Individual Income Tax Withholding of Overseas Individual Shareholders

Pursuant to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui [1993] No. 045 (Guo Shui Han [2011] No. 348)《國家稅務總局關於 國稅 ([1993]045 號文件廢止後有關個人所得稅徵管問題的通知》( 國稅函 [2011]348 號 )), issued by the State Administration of Taxation of the PRC on 28 June 2011, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate.

However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui [1994] No. 020) (《關於個人所得稅若干政策問題的通知》( 財稅 [1994]020 號 )) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

As such, the Company will not withhold and pay the individual income tax on behalf of overseas individual shareholders when the Company distributes the Final Cash Dividend to overseas individual shareholders whose names appear on the register of members of H Shares of the Company.

Profit Distribution to Investors of Northbound Trading

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominees holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities of the Company for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The Final Cash Dividend to the investors of Northbound Trading is expected to be paid on or around Tuesday, 24 July 2018. The record date and other arrangements for the investors of Northbound Trading will be the same as those for the holder of A Shares of the Company.

Profit Distribution to Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into “the Agreement on Distribution of Cash Dividends of H Shares for Southbound Trading” (《港股通H股股票現金紅利派發協議》 ) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H shares of Southbound Trading will be paid in Renminbi. Pursuant to the relevant requirements under the “Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect” (《關於滬港股票市交易互聯互通機制試點 有關稅收政策的通知》) (Cai Shui [2014] No. 81), for dividends received by domestic individual investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai- Hong Kong Stock Connect, the company of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The company of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The Final Cash Dividend is expected to be paid to the investors of Southbound Trading on or around Tuesday, 24 July 2018. The record date and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

Profit Distribution to Investors of Shenzhen-Hong Kong Stock Connect

For investors of the Shenzhen Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on the Hong Kong Stock Exchange (the “Shenzhen-Hong Kong Stock Connect”), the Company has distributed the dividends in RMB through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold income tax at the rate of 20%. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Company Limited for tax credit relating to the withholding tax already paid abroad. For dividends received by domestic securities investment funds from investing in the H shares of the Company through Shenzhen-Hong Kong Stock Connect, the Company will withhold individual income tax in the same way in accordance with the foregoing requirements. For dividends received by domestic investors from investing in the H shares of the Company through Shenzhen-Hong Kong Stock Connect, the Company will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The Final Cash Dividend to the investors of Shenzhen-Hong Kong Stock Connect is expected to be paid on or around Tuesday, 24 July 2018. The record date and other arrangements for the investors of Shenzhen-Hong Kong Stock Connect will be the same as those for the holders of A Shares of the Company.

All investors are reminded to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of the Company.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to: (i) the circular of the Company dated 27 April 2018 in relation to, among other things, proposed amendments to the Articles of Association; and (ii) the Notice. The Board announces that, with effect from 21 June 2018, the Articles of Association has been amended to reflect the provisions as set out in Resolution No. 8 above.

Please refer to the full version of the Articles of Association dated 21 June 2018 published on the website of the Hong Kong Stock Exchange and the Company’s website.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 21 June 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).